

Mail Stop 3030

March 3, 2017

Via E-mail
Kevin Moriarty
Chief Financial Officer
Avnet Inc.
2211 South 47th Street
Phoenix, Arizona 85034

>   **Re: Avnet Inc.**
>   **Form 10-K for the Fiscal Year Ended July 2, 2016**
>   **Filed August 12, 2016**
>   **Form 8-K filed January 26, 2017**
>   **File No. 001-04224**

Dear Mr. Moriarty:

We have reviewed your February 7, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2017 letter.

Form 8-K filed January 26, 2017

Exhibits 99.1 and 99.2

1.   We note your response to comment 3 and the revisions made in your latest earnings release. However, we note that you continue to present non-GAAP measures for adjusted operating income that include discontinued operations. We note that "operating income," "earnings from operations," "operating earnings" and "profit from operations" are terms used in US GAAP to refer to income that is generated by the ordinary, usual and ongoing activities of a reporting entity. Please expand your response to also address the adjusted operating income non-GAAP measure, including why it is appropriate to present the measure and how it provides useful information to investors.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery